September 17, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:       Kiniksa Pharmaceuticals, Ltd.
             Registration Statement on Form S-3
             Filed September 8, 2020
             Registration No. 333-248656

Dear Mr. Edwards:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 21, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Kiniksa Pharmaceuticals, Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 808.451.3453

www.kiniksa.com

Very truly yours,

KINIKSA PHARMACEUTICALS, LTD.

/s/ Thomas Beetham
Thomas Beetham
Executive Vice President, Chief Legal Officer

cc:          Johan V. Brigham, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Clarendon House | 2 Church Street Hamilton | HM11 Bermuda

Telephone: 808.451.3453

www.kiniksa.com